

June 26, 2012

<u>Via E-mail</u>
Luisa Ingargiola
Chief Financial Officer
MagneGas Corporation
150 Rainville Road
Tarpon Springs, FL 34689

> **Re: MagneGas Corporation**
> **Registration Statement on Form S-1**
> **Amended June 19, 2012 and June 25, 2012**
> **File No. 333-181775**

Dear Ms. Ingargiola:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. We note your response to prior comment 1 and the additional disclosure. However, your revised prospectus omits information that may not be omitted pursuant to Rule 430A. In this regard, we note the blanks in your use of proceeds disclosure on pages 4 and 12 and in the dilution section on page 12. Refer to section II.A.7 of Securities Act Release No. 33-6714 (May 27, 1987). Please revise your filing to provide the remaining required information. Further, we note your disclosure that you are selling "up to" 25 million shares of common stock. Because your prospectus appears to describe a firm-commitment underwriting, please revise your prospectus to specify the amount of securities offered rather than providing a maximum amount; distinguish this amount from the amount offered by the over-allotment option. In this regard, please show us how you concluded that the dollar amount that you have included in your fee table on the Form S-1 facing page pursuant to Rule 457(o) reflects the full amount of your offering, including the over-allotment option.

Prospectus Summary, page 2

2.   Please expand your prospectus summary disclosure added in response to prior comment 2
        to highlight briefly the key *effects* of your other offering. Also, revise your disclosure as
        appropriate, including your financial statements and the second and third risk factors on
        page 9, to reflect the reverse stock split announced in your June 25, 2012 Form 8-K and
        reflected in exhibit 3.1(a).

Certain Relationships and Related Transactions, page 32

3.   Please expand your disclosure added in response to prior comment 3 to include the date
        of the agreement and the "date of grant" mentioned in the last paragraph. Also disclose
        the amount of interest paid on the debt transactions mentioned on page 32 and in the
        fourth paragraph on page 33.

Signatures, page II-5

4.   Please indicate below the second paragraph of text required on the Signatures page who
        is signing the document in the capacity of principal executive officer.

Exhibit 5.1

5.   The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5)
        may not assume away a relevant issue. Please file an opinion with revisions to clause (ii)
        of the second paragraph of the opinion and the related statement about board action in
        clause (iii) accordingly; see the guidance in section II.B.3 of Staff Legal Bulletin No. 19.
        Also, we note that the opinion in clause (b) appears to address the status of the shares in
        the past; please file an opinion that clearly addresses the current status of the shares.

Exhibit 23.1

6.   To the extent there is any other than a typographical change made to the financial
        statements please provide currently dated and signed consents from your independent
        accountants with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lynne Dicker at (202) 551-3616 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Gregg E. Jaclin, Esq.
       Anslow & Jaclin LLP